Exhibit 10



BALLARD SPAHR ANDREWS & INGERSOLL
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania  19103-7599

                                                January 3, 1997

Seligman Pennsylvania Tax-Exempt Fund
100 Park Avenue
New York, NY  10017

Ladies and Gentlemen:

            This letter amplifies our opinion dated January 18, 1996 and is intended to apprise you on certain significant developments since that date in the area of the Pennsylvania personal property tax.

            As explained in our January 18, 1996 opinion, the personal property tax is imposed on certain intangible investments held by residents of counties imposing the tax. The tax does not apply to Pennsylvania state or municipal obligations or to obligations of the U.S., and these exemptions flow through to holders of shares of mutual funds invested in such obligations.

            The decision of the United States Supreme Court last year in Fulton Corp. v. Faulkner, 166 S. Ct. 848, invalidating a similar North Carolina intangibles tax on constitutional grounds, gave rise to litigation in the Pennsylvania courts challenging the validity of the Pennsylvania personal property tax on the same principals. On December 23, 1996 the Pennsylvania Commonwealth Court handed down a decision in Annenberg v. Commonwealth in which a majority of the court remanded such a case to the Montgomery Common Pleas Court for expedited consideration. While the remand was on technical grounds, three of the judges expressed the view that the tax is unconstitutional. While Annenberg has not yet been finally decided, it appears likely that this view will prevail and that the tax will ultimately be determined to be at least partially invalid.

            Imposition of the tax is elective with the counties. According to the Annenberg opinion, 28 out of a total of 67 Pennsylvania counties impose the tax. Certain of the 38 (including Montgomery County) have indicated their intention of abandoning the tax for the future.

                                          Very truly yours,

                                          Ballard Spahr Andrews & Ingersoll